Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

January 3, 2022.

Item 3	News Release

The press release attached as Schedule “A” was released on January 3, 2022 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

January 3, 2022.

Schedule “A”

Bitfarms Mines 3,452 Bitcoin in 2021

- December Production Totals 363 Bitcoin -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (January 3, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSXV: BITF), a global Bitcoin self-mining company, provides a Bitcoin (BTC) production and operations summary and update for the month of and year ended December 2021.

“We began 2021 with an ambitious multi-year growth plan, and in executing this plan we secured nearly 60,000 new generation miners, grew our operational capacity 53%, increased our hashrate 228%, expanded our footprint internationally and mined 3,452 BTC,” said Emiliano Grodzki, Bitfarms Founder and Chief Executive Officer. “December production of 363 BTC was up from 199 BTC mined in January, an increase of over 82%, which significantly outpaced network hashrate growth of 29% in 2021. This momentum leads into 2022, a year in which we plan to nearly double our operational farms, triple our operating capacity and quadruple our installed hashrate. We begin 2022 with 298 MW capacity under development and hash rate goals of 3 EH/s by March 31, 2022, and 8 EH/s by December 31, 2022.”

“In addition, in 2021 we began to retain virtually all of our BTC production, which strengthened our balance sheet as our BTC holdings grew to over 3,300 BTC, $151.8 million at current market prices, and enabled us to implement our recently announced $100 million BTC-backed loan facility,” added Grodzki.

Mining Production

●	2.2 EH/s achieved effective December 12, 2021, up 128% from 965 petahash per second on December 31, 2020.

●	363 new BTC mined during December 2021, bringing the 2021 total to 3,452.

●	11.5+ BTC mined daily on average in December, bringing the full year BTC mined daily on average to 9.5, equivalent to about US$437,000 per day based on a BTC price of US$46,000 on December 31.

●	3,301 BTC deposited into custody for the year 2021, representing approximately 96% of Bitfarms’ 2021 BTC production and a total value of approximately US$151.8 million based on a BTC price of US$46,000.

Mining Operations

●	Increased operating capacity 54% from 69 MW to 106 MW of hydropower.

●	Received and installed nearly 12,000 new miners in 2021 and exited 2021 with total fleet of approximately 27,000 miners online.

●	Exited 2021 with 298 MW in contracted capacity and 4 farms under development.

●	Contractually secured 49,200 miners, including 1,200 latest generation Bitmain S19 XPs, for delivery in 2022.

●	Rebuilt 17 MW farm in Cowansville, Québec.

●	Expanded into United States with acquisition of 24 MW facility in Washington state, growing the total number of operating farms from 5 to 6.

●	Entered into a Memorandum of Understanding to co-develop up to an additional 75 MW in Washington state.

●	Reached agreement with City of Sherbrooke, Québec, to build 2 new farms, Leger and The Bunker, with 78 MW combined capacity and broke ground on construction of both farms.

●	Performed construction on new 10 MW farm in Paraguay with planned installation of 3,000 miners in January.

●	Signed engineering contracts and commenced construction of a 210 MW facility in Argentina.

●	Rebuilt inhouse management software to accommodate international growth plans.

Bitfarms’ BTC 2021 Monthly Production

Month	BTC
January	199
February	178
March	221
April	232
May	262
June	265
July	391
August	354
September	305
October	343
November	339
December	363

Grants of Options to New Employees

Bitfarms continues to strengthen its management team and recently filled key newly created positions in this regard. Options to purchase an aggregate of 120,000 common shares were granted to these new officers pursuant to the Company’s Long Term Incentive Plan. The Options are exercisable into common shares of the Company at a price of CAD$7.41 per share for a period of five years from the date of grant and are subject to vesting conditions.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019.On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec and one in Washington state. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The information in this release regarding expectations in respect to its future rate of Bitcoin production, its future accumulation of Bitcoin, its expansion plans, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, risks relating to the Company’s new credit facility and the Company’s future reliance upon debt financing, as well as capital market conditions in general; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com